Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Nine Months Ended September 30, 2015	Three Months Ended September 30, 2015
Earnings before income taxes	$7,941	$2,712
Add (deduct):
Dividends from less than 50% owned affiliates	86	—
Fixed charges	954	309
Interest capitalized, net of amortization	(1)	—
Earnings available for fixed charges	$8,980	$3,021
Fixed charges:
Interest incurred	$870	$281
Portion of rent expense deemed to represent interest factor	84	28
Fixed charges	$954	$309
Ratio of earnings to fixed charges	9.4	9.8

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings before income taxes	$10,650	$12,542	$13,004	$12,542	$10,332
Add (deduct):
Dividends from less than 50% owned affiliates	107	1	—	—	—
Fixed charges	1,284	1,216	1,115	1,042	1,069
Interest capitalized, net of amortization	1	4	2	(2)	1
Earnings available for fixed charges	$12,042	$13,763	$14,121	$13,582	$11,402
Fixed charges:
Interest incurred	$1,172	$1,105	$1,009	$940	$976
Portion of rent expense deemed to represent interest factor	112	111	106	102	93
Fixed charges	$1,284	$1,216	$1,115	$1,042	$1,069
Ratio of earnings to fixed charges	9.4	11.3	12.7	13.0	10.7